As filed with the Securities and Exchange Commission on November 7, 2005

Registration No. 333-129374

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Baidu.com, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(8610) 8262-1188

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Baidu.com, Inc.’s 2000 Option Plan

(Full Title of the Plans)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang

Latham & Watkins LLP

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong S.A.R., China

(852) 2522-7886

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Class A Ordinary Shares, $0.00005 par value per share (3)	5,040,000 shares	$227,772,716	$26,812

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this Registration Statement includes an indeterminate number of additional shares which may be offered and issued to prevent dilution from stock splits, stock dividends or similar transactions as provided in the above-referenced plans.
(2)	These shares are offered under the 2000 Option Plan. Pursuant to Rule 457(h)(1), the maximum aggregate offering price is calculated as the sum of (a) the product of 1,942,259 shares issuable upon the exercise of outstanding options as of October 31, 2005 multiplied by the exercise prices varying from $0.2 per share to $65.8 per share, which is equal to an aggregate offering price of $12,820,468, and (b) the product of the remaining 3,097,741 shares issued or reserved under the plan multiplied by the average of the high and low prices for the Registrant’s American Depositary Shares, or ADSs, as quoted on the Nasdaq National Market on October 31, 2005, or $69.39, which is equal to an aggregate offering price of approximately $214,952,248.
(3)	These shares may be represented by the Registrant’s ADSs, each of which represents one class A ordinary share. The Registrants’ ADSs issuable upon deposit of the class A ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (333-126546).

Exh. 5.1	Opinion of Maples and Calder (previously filed on November 2, 2005).
Exh. 10.1	Baidu.com, Inc.’s 2000 Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005).
Exh. 23.1	Consent of Maples and Calder (previously filed on November 2, 2005).
Exh. 23.2	Consent of Ernst & Young.
Exh. 24.1	Power of Attorney (previously filed on November 2, 2005).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by Baidu.com, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) are incorporated by reference herein:

(a) The Registrant’s latest prospectus filed with the Commission on August 5, 2005 (the “Prospectus”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act), which included the Registrant’s audited financial statements for the year ended December 31, 2004.

(b) The description of the Registrant’s ordinary shares contained in its Registration Statement on Form 8-A (File No. 000-51469) filed with the Commission on August 1, 2005 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which incorporates by reference the description of the Registrant’s ordinary shares set forth under “Description of Share Capital” in the Prospectus.

All documents filed by the Registrant pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act, subsequent to the effective date of this Registration Statement, prior to the filing of a post-effective amendment to this Registration Statement indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Registration Statement, except as so modified or superseded.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Cayman Islands law and Article 141 of the Registrant’s amended and restated articles of association provide that the Registrant may indemnify its directors and officers acting in relation to any of its affairs against any liability incurred by them by reason of any act done or omitted in the execution of their duty in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

The Registrant has entered into indemnification agreements with each of its directors and officers under which the Registrant indemnifies them to the fullest extent permitted by Cayman Islands law, its articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding to which the indemnitee is or was a party, except expenses and liabilities, if any, incurred or sustained by or through the indemnitee’s own intentional misconduct. Upon the written request by a director or officer, the Registrant will, within 10 business days after receipt of the request, advance funds for the payment of expenses.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

Exhibit No.	Description

Exh. 5.1	Opinion of Maples and Calder (previously filed on November 2, 2005).

Exh. 10.1	Baidu.com, Inc.’s 2000 Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005).

Exh. 23.1	Consent of Maples and Calder (previously filed on November 2, 2005).

Exh. 23.2	Consent of Ernst & Young, Independent Registered Public Accounting Firm.

Exh. 24.1	Power of Attorney (previously filed on November 2, 2005).

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on November 7, 2005.

Baidu.com, Inc.

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Chairman of the Board and
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, severally and not jointly, Mr. Robin Yanhong Li, with full power to act alone, as his or her true and lawful attorney-in-fact, with the power of substitution, for and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robin Yanhong Li Robin Yanhong Li	Chairman of the Board and Chief Executive Officer	November 7, 2005

/s/ * Shawn Wang	Chief Financial Officer	November 7, 2005

Signature	Title	Date
/s/ * William Decker	Director	November 7, 2005

/s/ * James Ding	Director	November 7, 2005

/s/ * Asad Jamal	Director	November 7, 2005

/s/ * Greg Penner	Director	November 7, 2005

/s/ * Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates	Authorized Representative in the United States	November 7, 2005

*By: /s/ Robin Yanhong Li ———————––— Robin Yanhong Li Attorney-in-Fact